Exhibit 99.1

SIMILARWEB ANNOUNCES FOURTH QUARTER 2022 RESULTS
Fourth quarter 2022 revenue grew 28% year-over-year to $51.3 million
Non-GAAP operating margin improved by 25 percentage points

Annual Recurring Revenue Exceeds $200 Million

TEL AVIV, ISRAEL -- February 14, 2023 -- Similarweb Ltd. (NYSE: SMWB) ("Similarweb" or the "Company"), a leading digital intelligence company, today announced financial results for its fourth quarter ended December 31, 2022. The Company published a letter to shareholders from management discussing these results, which can be accessed at the link: https://ir.similarweb.com/financials/quarterly-results, located on the Company's investor relations website.
“We performed well in the fourth quarter as we navigated the challenging demand environment,” said Or Offer, Founder and CEO of Similarweb. “2022 was a year of challenges on many fronts. Despite the tough circumstances, we experienced both new customer growth and expansion from existing customers.” Offer continued, “Our customers tell us that we are more critical than ever to win their markets, and that they cannot get the data and actionable insights that we have anywhere else. We want to build on this in 2023 and return to being cash flow positive. It is in our hands, and we are focused on what we need to do to succeed.”
Fourth Quarter 2022 Financial Highlights
•Total revenue was $51.3 million, an increase of 28% compared to $40.2 million for the fourth quarter of 2021.
•GAAP operating loss was $(14.6) million or (28)% of revenue, compared to $(22.9) million or (57)% of revenue for the fourth quarter of 2021.
•GAAP net loss per share was $(0.20), compared to $(0.32) for the fourth quarter of 2021.
•Non-GAAP operating loss was $(10.9) million or (21)% of revenue, compared to $(18.4) million or (46)% of revenue for the fourth quarter of 2021.

Exhibit 99.1
•Non-GAAP operating loss per share was $(0.14), compared to $(0.25) for the fourth quarter of 2021.
•Cash and cash equivalents totaled $77.8 million as of December 31, 2022, compared to $128.9 million as of December 31, 2021.
•Net cash used in operating activities was $(12.3) million, compared to $(10.4) million for the fourth quarter of 2021.
•Free cash flow was $(14.6) million, compared to $(11.5) million for the fourth quarter of 2021.
•Normalized free cash flow was $(13.8) million, compared to $(11.5) million for the fourth quarter of 2021.
Fiscal Year 2022 Financial Highlights
•Total revenue was $193.2 million, an increase of 40% compared to $137.7 million for fiscal year 2021.
•GAAP operating loss was $(87.9) million or (45)% of revenue, compared to $(66.1) million or (48)% of revenue for fiscal year 2021.
•GAAP net loss per share was $(1.10), compared to $(1.30) for fiscal year 2021.
•Non-GAAP operating loss was $(63.8) million or (33)% of revenue, compared to $(51.7) million or (38)% of revenue for fiscal year 2021.
•Non-GAAP operating loss per share was $(0.84), compared to $(0.97) for fiscal year 2021.
Recent Business Highlights
•Grew number of customers to 4,049 as of December 31, 2022, an increase of 16% compared to December 31, 2021.
•Grew average annual revenue per customer to approximately $51,600 in the fourth quarter of 2022, an increase of 8% compared to the fourth quarter of 2021.
•Grew number of customers with ARR of $100,000 or more to 337 as of December 31, 2022, an increase of 24% compared to December 31, 2021.

Exhibit 99.1
•Customers with ARR of $100,000 or more contributed 55% of the total ARR as of December 31, 2022, compared to 51% as of December 31, 2021.
•Dollar-based net retention rate for customers with ARR of $100,000 or more was 120% in the fourth quarter of 2022 as compared to 125% in the fourth quarter of 2021.
•Overall dollar-based net retention rate was 109% in the fourth quarter of 2022 as compared to 113% in the fourth quarter of 2021.
•Multi-year subscriptions now comprise 39% of our overall ARR as of December 31, 2022, as compared to 33% as of December 31, 2021.
•Remaining performance obligations increased 24% year-over-year, to $171.0 million as of December 31, 2022, as compared to $137.5 million as of December 31, 2021.
Financial Outlook
“We intend to achieve sustained positive free cash flow quarterly by the fourth quarter of 2023,” said Jason Schwartz, Chief Financial Officer of Similarweb. “We have aligned our strategic objectives on balancing our revenue growth with accelerating our profitability. We continue to focus on disciplined execution in this challenging environment, which will be critical to accomplishing our objectives in 2023.”
•Q1 2023 Guidance
◦Total revenue between $52.5 million and $53.0 million, representing 19% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating loss between $(11.5) million and $(12.0) million. This includes non-GAAP gross margin anticipated in the range of 77.0% to 77.5%.
•FY 2023 Guidance
◦Total revenue between $221.0 million and $222.0 million, representing 15% growth year-over-year at the mid-point of the range.
◦Non-GAAP operating loss between $(30.0) million and $(31.0) million, which includes non-GAAP gross margin anticipated in the range of 78.0% to 79.0%.

Exhibit 99.1
The Company’s first quarter and full year 2023 financial outlook is based upon a number of assumptions and trends observed from prior quarters that are subject to change and many of which are outside the Company’s control. Actual results may vary from these assumptions and trends from prior quarters, and the Company’s expectations may change. There can be no assurance that the Company will achieve these results.
The Company does not provide guidance for operating loss and gross margin, the most directly comparable GAAP measures to non-GAAP operating loss and non-GAAP gross margin, respectively, and similarly cannot provide a reconciliation to these measures to their closest GAAP equivalents without unreasonable effort due to the unavailability of reliable estimates for certain items, such as share-based compensation. These items are not within the Company’s control and may vary greatly between periods and could significantly impact future financial results.
Conference Call Information
The financial results and business highlights will be discussed on a conference call and webcast scheduled at 8:30 a.m. Eastern Time on Wednesday, February 15, 2023. A live webcast of the call can be accessed from Similarweb’s Investor Relations website at https://ir.similarweb.com. An archived webcast of the conference call will also be made available on the Similarweb website following the call. The live call may also be accessed via telephone at (877) 407-0713 toll-free and at (201) 689-7831 internationally.

About Similarweb: As a trusted platform for understanding online behavior, millions of people rely on Similarweb insights to strengthen their knowledge of the digital world. We empower anyone — from the curious individual to the enterprise business leader — to make smarter decisions by understanding why things happen across the digital ecosystem.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the first quarter and full year of 2023 described under "Financial Outlook". Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and

Exhibit 99.1
assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a variety of assumptions, uncertainties, risks and factors that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) challenges associated with forecasting our revenue given our recent growth and rapid technological development, particularly in light of current macroeconomic uncertainty, (ii) our history of net losses and desire to increase operating expenses, thereby limiting our ability to achieve profitability, (iii) challenges related to effectively managing our growth, including as result of macroeconomic factors, (iv) intense competition in the market and services categories in which we participate, (v) potential reductions in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data, or a decrease in our direct measurement dataset, which could lead to a deterioration in the depth, breadth or accuracy of our data, (vi) our inability to attract new customers and expand subscriptions of current customers, (vii) changes in laws, regulations, and public perception concerning data privacy or change in the patterns of enforcement of existing laws and regulations, (viii) our inability to introduce new features or solutions and make enhancements to our existing solutions, (ix) real or perceived errors, failures, vulnerabilities or bugs in our platform, (x) potential security breaches to our systems or to the systems of our third-party service providers, (xi) our inability to obtain and maintain comprehensive and reliable data to generate our insights, (xii) changes in laws and regulations related to the Internet or changes in the internet infrastructure itself that may diminish the demand for our solutions, (xiii) failure to effectively develop and expand our direct sales capabilities, which could harm our ability to increase the number of organizations using our platform and achieve broader market acceptance for our solutions and (xiv) the impact that current worldwide geopolitical and macroeconomic uncertainty, including uncertainty resulting from the COVID-19 pandemic or other public health crises and the Russian military operations in Ukraine, and any related economic downturn could have on our or our customers' businesses, financial condition and results of operations.

These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on March 25, 2022, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, we cannot guarantee future results, levels of

Exhibit 99.1
activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur.

Forward-looking statements represent our beliefs and assumptions only as of the date of this press release. Except as required by law, we undertake no duty to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.
Non-GAAP Financial Measures
This press release contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures and capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's new headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP sales and marketing expenses and non-GAAP general and administrative expenses represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, as applicable and indicated in the above tables.

Other Metrics
Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of

Exhibit 99.1
customers as of a certain point in time, relative to the same point in time in the previous year ago period, expressed as a percentage.

Press Contact:
David Carr
Similarweb
press@similarweb.com

Investor Contact:
Raymond "RJ" Jones
Similarweb
ir@similarweb.com

Exhibit 99.1
Similarweb Ltd.
Consolidated Balance Sheets
U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2021	2022
Assets
Current assets:
Cash and cash equivalents	$128,879	$77,810
Restricted deposits	11,474	9,814
Accounts receivable, net	31,017	38,141
Deferred contract costs	8,470	9,789
Prepaid expenses and other current assets	7,847	6,628
Total current assets	187,687	142,182
Property and equipment, net	6,356	31,823
Deferred contract costs, non-current	9,208	8,348
Operating lease right-of-use assets	—	40,823
Intangible assets, net	11,617	9,561
Goodwill	11,318	12,867
Other non-current assets	813	441
Total assets	$226,999	$246,045
Liabilities and Shareholders' equity
Current liabilities:
Borrowings under Credit Facility	$—	$25,000
Accounts payable	11,303	7,144
Payroll and benefit related liabilities	17,969	18,512
Deferred revenue	76,676	93,195
Other payables and accrued expenses	28,199	27,990
Operating lease liabilities	—	9,091
Total current liabilities	134,147	180,932
Deferred revenue, non-current	2,074	974
Operating lease liabilities, non-current	—	40,075
Deferred rent	2,602	—
Other long-term liabilities	3,262	2,113
Total liabilities	142,085	224,094
Shareholders' equity
Ordinary Shares, NIS 0.01 par value 500,000,000 shares authorized as of December 31, 2021 and 2022; 74,847,609 and 76,435,940 shares issued as of December 31, 2021 and 2022, respectively; 74,845,441 and 76,433,772 shares outstanding as of December 31, 2021 and 2022, respectively	205	210
Additional paid-in capital	324,614	345,834
Accumulated other comprehensive income (loss)	160	(367)
Accumulated deficit	(240,065)	(323,726)
Total shareholders' equity	84,914	21,951
Total liabilities and shareholders' equity	$226,999	$246,045

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Comprehensive Income (Loss)
U.S. dollars in thousands (except share and per share data)

	Year Ended December 31,		Three Months Ended December 31,
	2021	2022	2021	2022
Revenues	$137,668	$193,234	$40,151	$51,346
Cost of revenues	31,752	53,274	10,691	12,426
Gross profit	105,916	139,960	29,460	38,920
Operating expenses
Research and development	44,378	59,904	14,278	13,977
Sales and marketing	93,844	122,635	27,982	30,096
General and administrative	33,801	45,277	10,103	9,441
Total operating expenses	172,023	227,816	52,363	53,514
Loss from operations	(66,107)	(87,856)	(22,903)	(14,594)
Other income, net	—	290	—	290
Finance (expenses) income, net	(1,891)	4,421	(733)	(375)
Loss before income taxes	(67,998)	(83,145)	(23,636)	(14,679)
Provision for income taxes	981	516	174	319
Net loss	$(68,979)	$(83,661)	$(23,810)	$(14,998)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.30)	$(1.10)	$(0.32)	$(0.20)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	53,201,603	75,718,623	74,685,076	76,197,984
Net loss	$(68,979)	$(83,661)	$(23,810)	$(14,998)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on cashflow hedges	84	(527)	137	592
Total other comprehensive income (loss), net of tax	84	(527)	137	592
Total comprehensive loss	$(68,895)	$(84,188)	$(23,673)	$(14,406)

Exhibit 99.1
Share-based compensation costs included above:
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2021	2022	2021	2022
Cost of revenues	$211	$599	$90	$136
Research and development	4,058	5,287	1,143	1,193
Sales and marketing	3,450	5,995	1,146	1,087
General and administrative	3,452	5,106	936	1,156
Total	$11,171	$16,987	$3,315	$3,572

Exhibit 99.1
Similarweb Ltd.
Consolidated Statements of Cash Flows
U.S. dollars in thousands

	Year Ended December 31,		Three Months Ended December 31,
	2021	2022	2021	2022
Cash flows from operating activities:
Net loss	$(68,979)	$(83,661)	$(23,810)	$(14,998)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,167	10,584	1,539	2,472
Finance expense (income)	45	1,112	249	(307)
Unrealized gain from hedging future transactions	(23)	(20)	(5)	(493)
Share-based compensation	11,171	16,987	3,315	3,572
Gain on sale of equipment	—	(142)	—	(10)
Provision for accrued interest on Credit Facility	(53)	—	—	—
Changes in operating assets and liabilities:
Change in operating lease right-of-use assets and liabilities, net	—	5,744	—	475
Increase in accounts receivable, net	(5,132)	(6,882)	(5,986)	(13,080)
(Increase) decrease in deferred contract costs	(6,127)	(459)	(2,070)	1,670
(Increase) decrease in other current assets	(5,556)	1,342	(2,844)	456
(Increase) decrease in other non-current assets	(412)	372	(483)	503
Increase (decrease) in accounts payable	6,631	(4,284)	1,794	(1,444)
Increase in deferred revenue	24,384	15,055	12,139	9,622
Decrease in deferred rent	(410)	—	(75)	—
Increase (decrease) in other non-current liabilities	475	(1,497)	(153)	(936)
Increase (decrease) in other liabilities and accrued expenses	13,194	(316)	6,021	238
Net cash used in operating activities	(27,625)	(46,065)	(10,369)	(12,260)
Cash flows from investing activities:
Purchase of property and equipment, net	(2,311)	(28,257)	(896)	(1,932)
Capitalized internal-use software costs	(502)	(2,919)	(274)	(424)
(Increase) decrease in restricted deposits	(10,020)	1,660	(9,758)	507
Decrease in short-term investments	30,000	—	—	—
Payment for business combinations, net of cash acquired	(9,507)	(3,787)	(9,007)	—
Cash received in relation to business combinations	—	294	—	—
Purchase of intangible assets	(300)	—	—	—
Net cash provided by (used in) investing activities	7,360	(33,009)	(19,935)	(1,849)
Cash flows from financing activities:
Proceeds from exercise of stock options	1,222	2,034	492	130

Exhibit 99.1

Proceeds from employee share purchase plan	—	2,083	—	849
Borrowings under Credit Facility	30,000	25,000	—	—
Repayment of Credit Facility	(56,800)	—	—	—
Repayment of borrowings assumed in business combinations	(112)	—	(112)	—
Proceeds from initial public offering, net of underwriting fees, commissions and other issuance costs	150,936	—	—	—
Net cash provided by financing activities	125,246	29,117	380	979
Effect of exchange rates on cash and cash equivalents	(45)	(1,112)	(249)	307
Net increase (decrease) in cash and cash equivalents	104,936	(51,069)	(30,173)	(12,823)
Cash and cash equivalents, beginning of period	23,943	128,879	159,052	90,633
Cash and cash equivalents, end of period	$128,879	$77,810	$128,879	$77,810
Supplemental disclosure of cash flow information:
Interest paid (received), net	$531	$(18)	$3	$(2)
Taxes paid	$468	$485	$3	$68
Supplemental disclosure of non-cash financing activities:
Initial public offering costs incurred during the period included in accounts payable and accrued expenses	$270	$(120)	$—	$(120)
Additions to operating lease right-of-use assets and liabilities	$—	$9,485	$—	$50
Deferred costs of property and equipment incurred during the period included in accounts payable	$—	$116	$—	$(654)

Schedule A : Business combinations
Working capital (deficit), net (excluding cash and cash equivalents)	$(8,865)	$(657)
Cash refund to be received resulting from adjustment to working capital	—	193
Property, plant and equipment	13	43
Goodwill and other intangible assets	20,374	4,361
Deferred taxes, net	(2,015)	(153)
	$9,507	$3,787

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Reconciliation of GAAP gross profit to non-GAAP gross profit

	Year Ended December 31,		Three Months Ended December 31,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
GAAP gross profit	$105,916	$139,960	$29,460	$38,920
Add:
Share-based compensation expenses	211	599	90	136
Retention payments related to business combinations	—	1,785	—	129
Amortization of intangible assets related to business combinations	608	4,487	608	1,168
Non-recurring expenses related to termination of lease agreement and others	—	35	—	—
Non-GAAP gross profit	$106,735	$146,866	$30,158	$40,353
Non-GAAP gross margin	78%	76%	75%	79%

Exhibit 99.1
Reconciliation of Loss from operations (GAAP) to Non-GAAP operating loss

	Year Ended December 31,		Three Months Ended December 31,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
Loss from operations	$(66,107)	$(87,856)	$(22,903)	$(14,594)
Add:
Share-based compensation expenses	11,171	16,987	3,315	3,572
Retention payments related to business combinations	1,103	2,342	289	351
Amortization of intangible assets related to business combinations	608	4,573	608	1,202
Adjustment of fair value of contingent consideration related to business combinations	—	(884)	—	(1,628)
Non-recurring expenses related to termination of lease agreement and others	315	1,174	315	197
Non-recurring fees related to initial public offering	1,214	—	—	—
Capital gain related to sale of operating equipment	—	(127)	—	—
Non-GAAP operating loss	$(51,696)	$(63,791)	$(18,376)	$(10,900)
Non-GAAP operating margin	(38)%	(33)%	(46)%	(21)%

Exhibit 99.1
Reconciliation of GAAP operating expenses to non-GAAP operating expenses

	Year Ended December 31,		Three Months Ended December 31,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
GAAP research and development	$44,378	$59,904	$14,278	$13,977
Less:
Share-based compensation expenses	4,058	5,287	1,143	1,193
Retention payments related to business combinations	1,103	—	289	—
Non-recurring expenses related to termination of lease agreement and others	—	87	—	—
Non-GAAP research and development	$39,217	$54,530	$12,846	$12,784
Non-GAAP research and development margin	28%	28%	32%	25%

GAAP sales and marketing	$93,844	$122,635	$27,982	$30,096
Less:
Share-based compensation expenses	3,450	5,995	1,146	1,087
Retention payments related to business combinations	—	557	—	222
Amortization of intangible assets related to business combinations	—	86	—	34
Non-recurring expenses related to termination of lease agreement and others	315	996	315	197
Non-GAAP sales and marketing	$90,079	$115,001	$26,521	$28,556
Non-GAAP sales and marketing margin	65%	60%	66%	56%

GAAP general and administrative	$33,801	$45,277	$10,103	$9,441
Less:
Share-based compensation expenses	3,452	5,106	936	1,156
Adjustment of fair value of contingent consideration related to business combinations	—	(884)	—	(1,628)
Non-recurring fees related to initial public offering	1,214	—	—	—
Non-recurring expenses related to termination of lease agreement and others	—	56	—	—
Capital gain related to sale of operating equipment	—	(127)	—	—
Non-GAAP general and administrative	$29,135	$41,126	$9,167	$9,913
Non-GAAP general and administrative margin	21%	21%	23%	19%

Exhibit 99.1
Reconciliation of Net cash used in operating activities (GAAP) to Free cash flow and Normalized free cash flow

	Year Ended December 31,		Three Months Ended December 31,
	2021	2022	2021	2022
	(In thousands)		(In thousands)
Net cash used in operating activities	$(27,625)	$(46,065)	$(10,369)	$(12,260)
Purchases of property and equipment, net	(2,311)	(28,257)	(896)	(1,932)
Capitalized internal use software costs	(502)	(2,919)	(274)	(424)
Free cash flow	$(30,438)	$(77,241)	$(11,539)	$(14,616)

Cash payments related to the new headquarters	—	27,221	—	1,781
Cash received in connection with purchases of property and equipment	—	(12,124)	—	(932)
Deferred payments in relation to business combinations	—	413	—	—
Normalized free cash flow	$(30,438)	$(61,731)	$(11,539)	$(13,767)